Mail Stop 3561

July 23, 2007

Bill Glaser
Chief Executive Officer
UKarma Corporation
520 Broadway, Suite 350
Santa Monica, CA 90401

Re: uKarma Corporation
Amendment no. 1 to Registration Statement on Form SB-2
Filed June 28, 2007
File No. 333-140633

Dear Mr. Glaser,

        We have reviewed your responses to the comments in our letter dated March 9, 2007 and have the following additional comments.

Prospectus Cover Page

1. We note your response to prior comment 4, however reissue in part. Please revise to clarify that you will <u>apply</u> to be quoted on the OTC Bulletin Board. Your current disclosure infers that your common stock will be quoted on the OTC Bulletin Board.

Prospectus Summary
Our Company, page 1

2. We note that you began to generate revenues during the second quarter of 2007. Please revise here and in MD&A to disclose the amount.

3. Also disclose your working capital as of the most recent date practicable. We note it was zero as of March 31, 2007. If you are still satisfying working capital needs by loans from your CEO, please disclose that here as well.

The Offering, page 1

4. Please revise this section to a clear and concise overview of the key aspects of the
    offering for investors. Currently, the disclosure in this section is repetitive and
    unorganized.

Use of Proceeds, page 12

5. Please revise your first sentence to clarify your offering. "This prospectus related
    to $0.35 shares of our common stock" is unclear.

Plan of Distribution, page 22

6. We note your second sentence that you refer to the offering of 7,142,857 shares as
    the "uKarma Offering" and which you also refer to as the "Direct Offering" on the
    cover page and throughout the summary. Please revise for consistency throughout
    the prospectus.

Description of Business, page 28
Industry Overview, page 29

7. While we note your response to prior comment 14, you have added marketing
    language to this section. Please revise to eliminate marketing language, which is
    inappropriate in a disclosure document.

Distribution, Sales and Marketing, page 30
Web-based Sales, page 30

8. While we note your response to prior comment 13, please also provide a source for
    the statistical data in this section.

Customer Base, page 32

9. Please revise to provide the approximate number of current customer base.

Executive Compensation, page 42
Employment Agreements, Termination of Employment and Change-in Control
Arrangements, page 43

10. We note your response to prior comment 21. Please revise to discuss the basis for
    granting Mr. Glasser stock options.

Notes to the Audited Financial Statements, page F-7

Note 1: Summary of Significant Accounting Policies, page F-7
Revenue Recognition, page F-7

11. We do not believe that because you have not commenced principal operations, that this is adequate justification for not disclosing your revenue recognition policy. We also reference Note 16 on page F-16 where you disclose that you began to generate revenue in the second quarter of 2007. Therefore, please revise the notes to your financial statements to include disclosure on your revenue recognition policy for each anticipated revenue stream. Refer to the guidance in SAB 104.

Investment, page F-8

12. Please provide all of the disclosures required by paragraph 19 of FAS 115 for securities classified as available-for-sale.

Note 5: Production Costs, page F-11

13. We have reviewed your response to prior comment 23 and reissue the comment. Please provide the disclosures required by paragraphs 51 through 58 of SOP 00-2.

Note 9: Stockholders' Equity, page F12

14. Please provide us with a schedule that separately identifies each equity transaction (i.e., common stock issuance, warrant / option issuance, etc.). For each transaction, provide the following information:

   - The date of the transaction;
   - A description of the consideration received;
   - The per share value assigned to the issuance and an explanation of how the value was determined; and
   - A description of your accounting for the transaction.

Note 10: Provision for Income Taxes, page F-13

15. We note your disclosure that no income tax was provided in the accompanying statement of operations. However, your statement of operations presents an $800 provision for income taxes. Please reconcile your disclosure and your statement of operations and revise as appropriate. In addition, provide all of the disclosures required by paragraphs 43 through 49 of FAS 109.

Notes to Interim Unaudited Financial Statements page F-20
Note 13: Subsequent Events, page F-26

16. Please tell us why you believe that you ceased to be in the development stage commencing on January 1, 2007. We note that through March 31, 2007, your planned principal operations have not commenced. Although you disclose that you began generating revenue in the second quarter of 2007, disclosure in the business section and in the risk factors appears to indicate that there have been no significant revenues therefrom. Please advise or revise your presentation.

Signatures, page II-4

17. We note your response to prior comment 26 that Mr. Glaser is the Chief Financial Officer. However, your "controller" or "principal accounting officer" must sign in that capacity. Refer to Instructions for Signatures on Form SB-2.

Exhibit 5.1

18. We note your response to prior comment 27; however, please revise to clarify whether the "Shares now issued" are legally issued, fully paid, and non-assessable.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patrick Kuhn at (202) 551-3308 or Michael Fay at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Ryan S. Hong, Esq.
        Richardson & Patel LLP
        via facsimile: (310) 208-1154